Exhibit 99.1

Genius Group CEO, Directors and Executives buy over 600,000 shares in Genius Group.

SINGAPORE, September 25, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it has received notice that its CEO and Founder, Roger Hamilton, together with various Board Directors and all members of the Executive team, have purchased over 600,000 of the Company’s shares at market price.

Mr. Hamilton purchased 500,000 of the Company’s shares on September 24, 2025 on the open market, at an average price of $0.94 per share.

In addition to Mr. Hamilton’s purchase, two Board Members, Thomas Power and Suraj Naik, together with all members of the Company’s Executive team, including Gaurav Dama, the Company’s CFO, and Eva Mantziou, the Company’s Head of Legal and Head of People, also gave notice that they purchased a combined total of 100,110 shares at an average price of $0.93 per share on September 24, 2025. The Board Members purchased their shares on the open market and the Executives purchased their shares via the Company’s employee share option program.

The purchases took place further to the release of the Company’s 2025 H1 financial results on September 23, 2025 and the subsequent ending of the Company’s blackout period at 8.00am ET on September 24, 2025, clearing the path for Company insiders to purchase shares in the Company.

Yesterday’s purchases by Company insiders follows the purchase by Mr. Hamilton of 650,000 shares announced on June 24, 2025, and three subsequent share buybacks of 1,000,000 shares each by the Company over the last three months.

The buybacks, insider purchase of shares and actions of investors choosing to move their shares via the Direct Registration System (DRS) to book entry, has resulted in 60.3% of the Company’s issued shares in book entry, with 39.7% remaining at brokers as of September 23, 2025. The Company expects yesterday’s purchases to increase the percentage of shares in book entry further, and the Company has received notice from the Board that further insider purchases are also anticipated.

Mr. Hamilton said “I have been consistent over the years in my ongoing financial support and optimism in our Company’s future, and I am delighted that yesterday our board members and our entire executive team joined me in buying additional shares in the company at the first opportunity after the release of our financials.”

“Since the preliminary injunction that had disabled our business at great cost in the first half of 2025 was stayed in April, we have seen the market capitalization of Genius Group increase over 600% in six months. However I, together with our directors and officers, believe our stock remains undervalued. Our purchases this week are a testament to our combined confidence in the future growth of Genius Group.”

“I thank the team, and we remain hard at work delivering on our vision of building the education system of the future, and long term value on behalf of all our shareholders.”

About Genius Group

Genius Group (NYSE: GNS) is an AI powered education group with a Bitcoin-first treasury, delivering education and acceleration solutions for the future of work. Genius Group serves six million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries:
Contact Genius Group: investor@geniusgroup.ai